As filed with the Securities and Exchange Commission on June 29, 2021

Registration No. 333-257480

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ELICIO THERAPEUTICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	45-2966790
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Kendall Square

Building 1400 West, Suite 14303

Cambridge, MA 02139

(857) 209-0050

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert Connelly

Chief Executive Officer

Elicio Therapeutics, Inc.

One Kendall Square

Building 1400 West, Suite 14303

Cambridge, MA 02139

(857) 209-0050

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John J. Concannon III Bryan S. Keighery Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 951-8000	Kristen E. Ferris Goulston & Storrs PC 400 Atlantic Avenue Boston, MA 02110 (617) 482-1776	Michael D. Maline Anna K. Spence DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4500

Approximate date of commencement of the proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☒

						Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	$46,000,000	$5,019

(1)

Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)

Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price. The Registrant previously paid $1,091 of the registration fee in connection with prior filings of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 (File No. 333-257480) of Elicio Therapeutics, Inc. is being filed solely for the purposes of (i) increasing the proposed maximum aggregate offering price and to pay the corresponding filing fee and (ii) filing Exhibits 1.1 and 21.1 to the Registration Statement and making corresponding updates to Item 16 and the Exhibit Index. Accordingly, this Amendment consists only of the facing page, this explanatory note and Part II of the Registration Statement. The prospectus is unchanged and has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered (excluding the underwriting discount). All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee:

Amount Paid or to be Paid
SEC registration fee		$5,019
FINRA filing fee		*
Nasdaq listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer and registrar fee		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

As permitted by Section 102(b)(7) of the DGCL, we plan to include in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and amended and restated by-laws will provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified, in each case except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We have entered into indemnification agreements with our directors and, prior to the closing of this offering, intend to enter into indemnification agreements with certain of our officers. These indemnification agreements will provide broader indemnity rights than those provided under the DGCL and our restated certificate of incorporation. These indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding securities we have issued since January 1, 2018 that were not registered under the Securities Act:

Preferred Stock Issuances

On August 30, 2018, we issued and sold 2,100,000 shares of Series B Preferred Stock pursuant to the initial closing of a private placement (the “Series B Private Placement”), at a purchase price of $1.00 per share for an aggregate purchase price of $2,100,000. In connection with the initial closing of the Series B Private Placement, we issued 30,220,407 shares of Series B Preferred Stock in conjunction with the automatic conversion of the outstanding amount of convertible promissory notes, described below, which at the time of conversion equaled an aggregate of approximately $23.9 million in principal and interest.

On February 14, 2019, we issued and sold 180,000 shares of Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement, at a purchase price of $1.00 per share for an aggregate purchase price of $180,000.

On September 30, 2019, we issued and sold 7,000,000 shares of Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement, at a purchase price of $1.00 per share for an aggregate purchase price of $7,000,000.

On February 27, 2020, we issued and sold 8,411,800 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement, at a purchase price of $1.00 per share for an aggregate purchase price of $8,411,800. In connection with this closing, if an existing holder of Series B Preferred Stock purchased at least 50% of such holder’s total prior investment in Series B Preferred Stock, all outstanding warrants that were issued to such investor in prior closings of the Series B Private Placement were exchanged for the number of shares underlying such warrant at no exercise price.

On June 30, 2020, we issued and sold 6,085,000 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at a purchase price of $1.00 per share for an aggregate purchase price of $6,085,000.

On August 14, 2020, we issued and sold 4,144,623 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at a purchase price of $1.00 per share for an aggregate purchase price of $4,144,623.

On August 31, 2020, we issued and sold 1,575,000 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at an issuance price of $1.00 per share for an aggregate purchase price of $1,575,000.

On September 30, 2020, we issued and sold 1,255,619 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at an issuance price of $1.00 per share for an aggregate purchase price of $1,255,619.

Between October 26, 2020 and October 29, 2020, we issued and sold 6,550,449 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at an issuance price of $1.00 per share for an aggregate purchase price of $6,550,449.

Between November 9, 2020 and November 17, 2020, we issued and sold 280,000 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at an issuance price of $1.00 per share for an aggregate purchase price of $280,000.

On February 5, 2021, we issued and sold 1,000,000 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at an issuance price of $1.00 per share for an aggregate purchase price of $1,000,000.

On February 16, 2021, we issued and sold 4,000,000 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at an issuance price of $1.00 per share for an aggregate purchase price of $4,000,000.

Convertible Debt Issuances

In February 2018, we issued a convertible promissory note in the aggregate principal amount of $700,000 to one of our principal stockholders.

In May 2018, we issued convertible promissory notes in the aggregate principal amount of $2,990,000 to accredited investors.

In July 2018, we issued convertible promissory notes in the aggregate principal amount of $14,492,501 to accredited investors.

Prior to 2018, between 2015 and 2017, we issued convertible promissory notes to investors in the aggregate principal amount of $4,600,000.

The principal amount of the foregoing convertible promissory notes, together with interest thereon in an aggregate amount of approximately $23.9 million was automatically converted into shares of Series B Preferred Stock and warrants to purchase shares of our common stock (as described below) in August 2018 at the initial closing of the Series B Private Placement.

Warrant Issuances

In August 2018, in conjunction with the issuance of Series B Preferred Stock, we issued warrants to investors to purchase up to an aggregate of 9,330,042 shares of our common stock at an exercise price of $1.10 per share for an aggregate exercise price of $10,263,046 and we issued warrants to our Placement Agent to purchase up to an aggregate of 2,395,313 shares of our common stock at an exercise price of $1.10 per share for an aggregate purchase price of $2,634,845.

In February 2019, in conjunction with the issuance of Series B Preferred Stock, we issued warrants to investors to purchase up to an aggregate of 45,000 shares of our common stock at an exercise price of $1.10 per share for an aggregate exercise price of $49,500 and we issued warrants to our Placement Agent to purchase up to an aggregate of 18,000 shares of our common stock at an exercise price of $1.10 per share for an aggregate purchase price of $19,800.

In May 2019, we issued a warrant to a consultant to purchase up to an aggregate of 100,000 shares of our common stock at an exercise price of $0.18 per share for an aggregate purchase price of $18,000.

In September 2019, in conjunction with the issuance of Series B Preferred Stock, we issued warrants to investors to purchase up to an aggregate of 1,750,000 shares of our common stock at an exercise price of $1.10 per share for an aggregate exercise price of $1,925,000 and we issued warrants to our Placement Agent to purchase up to an aggregate of 700,000 shares of our common stock at an exercise price of $1.10 per share for an aggregate purchase price of $770,000.

In February 2020, in conjunction with the issuance of Series B Preferred Stock, we issued a warrant to our Placement Agent to purchase up to an aggregate of 841,180 shares of our common stock at an exercise price of $0.01 per share for an aggregate purchase price of $8,412. In addition, in connection with this closing, we exchanged all of the warrants issued to the Placement Agent in connection with the prior closings of the Series B Private Placement for 3,113,313 shares of our common stock.

In June 2020, in conjunction with the issuance of Series B Preferred Stock, we issued a warrant to our Placement Agent to purchase up to an aggregate of 608,500 shares of our common stock at an exercise price of $0.01 per share for an aggregate purchase price of $6,085 and we issued warrants to a consultant to purchase up to an aggregate of 301,200 shares of our common stock at an exercise price of $0.17 per share for an aggregate purchase price of $51,204.

In August 2020, in conjunction with the issuance of Series B Preferred Stock, we issued a warrant to our Placement Agent to purchase up to an aggregate of 571,962 shares of our common stock at an exercise price of $0.01 per share for an aggregate purchase price of $5,720.

In September 2020, in conjunction with the issuance of Series B Preferred Stock, we issued a warrant to our Placement Agent to purchase up to an aggregate of 125,562 shares of our common stock at an exercise price of $0.01 per share for an aggregate purchase price of $1,256.

In October 2020, in conjunction with the issuance of Series B Preferred Stock, we issued a warrant to our Placement Agent to purchase up to an aggregate of 655,045 shares of our common stock at an exercise price of $0.01 per share for an aggregate purchase price of $6,550.

In November 2020, in conjunction with the issuance of Series B Preferred Stock, we issued a warrant to our Placement Agent to purchase up to an aggregate of 28,000 shares of our common stock at an exercise price of $0.01 per share for an aggregate purchase price of $280.

Stock Option, RSU and Common Stock Grants

From January 1, 2018 through the date of the prospectus that is a part of this registration statement, we have granted under our Prior Plan (i) options to purchase an aggregate of 12,505,777 shares of our common stock to employees, consultants and directors, having exercise prices ranging from $0.08 to $0.23 per share, (ii) RSUs in respect of 2,265,565 shares of our common stock and (iii) 440,796 shares of our common stock. From January 1, 2018 through the date of the prospectus that is a part of this registration statement, we have issued 2,652,196 shares of our common stock upon the exercise of these stock options.

The offers, sales and issuances of the securities described in the foregoing paragraph were exempt from registration under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or consultants and received the securities under our Prior Plan. Appropriate legends were affixed to the securities issued in these transactions.

None of the transactions set forth in Item 15 involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibits listed below are filed as part of this registration statement.

Number	Description

1.1	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, as amended.

3.2**	Bylaws of the Registrant, as amended.

3.3**	Form of Amended and Restated Certificate of Incorporation of the Registrant to become effective upon the closing of this offering.

3.4**	Form of Amended and Restated Bylaws of the Registrant to become effective upon the closing of this offering.

4.1**	Form of Common Stock Certificate of the Registrant.

4.2**	Form of Amended and Restated Investors’ Rights Agreement, dated August 30, 2018, by and among the Registrant and certain of its stockholders, as amended by that certain Omnibus Amendment on September 30, 2019.

4.3**	Information Rights Letter, dated August 24, 2018, by and between the Registrant and Clal Biotechnology Industries Ltd.

5.1*	Opinion of Morgan, Lewis & Bockius LLP.

10.1**	Form of Indemnification Agreement by and between the registrant and its directors and officers.

10.2#**	Elicio Therapeutics, Inc. 2012 Stock Incentive Plan, as amended.

10.3#*	Elicio Therapeutics, Inc. 2021 Omnibus Incentive Compensation Plan and forms of grant documents thereunder.

Number	Description

10.4#**	Employment Agreement, dated November 15 ,2018, by and between the Registrant and Robert Connelly.

10.5#**	Offer Letter, dated September 29, 2019, by and between the Registrant and Christopher Haqq.

10.6†**	Exclusive Patent License Agreement, dated January 22, 2016, by and between the Registrant and the Massachusetts Institute of Technology, as amended.

10.7**	Consulting Agreement, dated March 13, 2013, by and between the Registrant and Danforth Advisors, LLC, as amended.

21.1	List of Subsidiaries of Registrant.

23.1**	Consent of Moody, Famiglietti, & Andronico, LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Morgan, Lewis & Bockius LLP. Reference is made to Exhibit 5.1.

24.1**	Power of Attorney. Reference is made to the signature page hereto.

*	To be filed by amendment.
**	Previously filed.
#	Indicates management contract or compensatory plan.
†	Portions of this exhibit have been omitted for confidentiality purposes.

(b)	Financial Statement Schedules

All financial statement schedules have been omitted because they are not required or because the required information is given in the financial statements or notes to those statements.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts on June 29, 2021.

ELICIO THERAPEUTICS, INC.

By:	/s/ Robert Connelly Robert Connelly Chief Executive Officer, President and Director

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Robert Connelly Robert Connelly	Chief Executive Officer, President and Director (Principal Executive Officer)	June 29, 2021

/s/ Daniel Geffken Daniel Geffken	Interim Chief Financial Officer and Director (Principal Financial and Accounting Officer)	June 29, 2021

* Julian Adams, Ph.D.	Chairman of the Board	June 29, 2021

* Carol Ashe	Director	June 29, 2021

* Ofer Gonen	Director	June 29, 2021

* Daphne Karydas	Director	June 29, 2021

* Robert Ruffolo, Jr., Ph.D.	Director	June 29, 2021

* By:	/s/ Robert Connelly
Robert Connelly
Attorney-in-fact